Exhibit 99.1
Shinhan Card’s Board made a resolution to increase in short-term borrowings

On July 24, 2020, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to increase the issuance limit of Other Borrowings in short-term borrowings.

1. Purpose of borrowings: To increase the issuance limit of Electronic Short-term Bond.

2. Details of changes in total short-term borrowings

(KRW million)	Before borrowing	After borrowing
Commercial Paper	50,000	50,000
Borrowings from Financial Institutions*	550,000	550,000
Overdraft Limit*	1,625,000	1,625,000
Other Borrowings(Electronic Short-term Bond)*	2,500,000	3,500,000
Total Amount of Short-term Borrowings	4,725,000	5,725,000

* Above mentioned ‘Borrowings from Financial Institutions’, ‘Overdraft Limit’, and ‘Other Borrowings’ are issuance limit, not the actual amount of borrowings